December 8, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief Office of Manufacturing and Construction Jenn Do Al Pavot
Re:	PolyOne Corporation Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 16, 2017 File No. 1-16091

Ladies and Gentlemen:

PolyOne Corporation, an Ohio corporation (the “Company,” “PolyOne” or “we,” “us” or “our”), is submitting this letter in response to the follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2017, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed February 16, 2017 (the “Form 10-K”).

For the convenience of the Staff, the Company has repeated the Staff’s comment before our response.

Form 10-Q for the period ended June 30, 2017

1.

We appreciate the background and timeline of events you have provided regarding the former Designed Structures & Solutions (DSS) segment and note in particular your response to the third bullet of comment 1 in our letter dated November 15, 2017. You have told us that for the quarters ended December 31, 2016 and March 31, 2017, your assessments of the CES reporting unit included reviewing and closely monitoring actual and forecasted results and by comparing CES’s actual operating results to the projections used in the October 1, 2016 annual impairment test, noting that they were in line with your expected results. As a result, no impairment of goodwill was identified as a result of those two quarterly assessments. However,

Securities and Exchange Commission

December 8, 2017

based on your provided timeline of events, it appears you knew as of March 31, 2017 that an eventual sale of DSS may have been more likely than not, since, among other things, you had engaged an outside consultant to “assist with gauging outside interest in buying all or parts of the DSS segment.” Thus, within the context of ASC 350-20-35-3C, particularly item f therein, please explain to us how your March 31, 2017 goodwill impairment assessment could appropriately continue to include comparisons to forecasted or projected results that were as of October 1, 2016, when those projected results were not likely to have contemplated a future sale and so may no longer represent reliable estimates on which to form a proper goodwill impairment conclusion.

In reference to the Staff’s follow-up comment relating to the sale of the Designed Structures & Solutions (“DSS”) segment, ASC 350-20-35-3C, particularly item f therein, notes that a more likely than not expectation of selling or disposing all, or a portion, of a reporting unit could be an event that triggers an evaluation of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of March 31, 2017, the eventual sale of the DSS segment was not more likely than not as outlined below, and accordingly, we continued to compare actual results to projections incorporated in our strategic and annual operating plan.

At the meeting of PolyOne’s Board of Directors (the “Board”) on March 10, 2017, management for the first time discussed strategic alternatives including executing on the approved strategic plan, a potential divestment of all or parts of the DSS segment and possible restructuring scenarios. Since cost estimates and timelines had not been prepared for such restructurings, management asked the Board for more time to complete its assessment.

During the March 10 meeting, the Board supported management’s recommendations to do two things in parallel: (1) complete a more thorough restructuring analysis and (2) more formally explore the possibility of selling all or parts of the DSS segment. Although this included the engagement of a third-party advisor on March 31, 2017, the advisor’s initial purpose was to gauge interest with outside parties who may want to acquire all or parts of the DSS segment.

Management agreed with the Board to review its findings and updated analysis at its regularly scheduled meeting on May 11, 2017, and no further discussion with the Board on the strategic alternatives occurred until the Board meeting in May. While management was completing the additional analysis, we continued to run the business in accordance with our strategic and annual operating plan. This included installing and starting new equipment to improve quality and operating efficiency, and we note that first quarter 2017 results for DSS were in line with our plan expectations.

Given the series of events and process as outlined above, as of March 31, 2017, the eventual sale of the DSS segment was not more likely than not.

Securities and Exchange Commission

December 8, 2017

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-930-3574.

Very truly yours,

/s/ Bradley C. Richardson
Bradley C. Richardson Executive Vice President and Chief Financial Officer